UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2019

HCo Cape May LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10953

Delaware

(State or other jurisdiction of

incorporation or organization)

47-3649817

(I.R.S. Employer Identification No.)

2100 Powers Ferry Road S.E., Suite 370

Atlanta, Georgia 30339

(Address of principal executive offices)

(833) 426-4260

Issuer’s telephone number, including area code

Non-Voting LLC Membership Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company was formed as HCo Cape May LLC, a Delaware limited liability company, on or about July 30, 2018. The Company was formed for the general purpose of developing a hotel in Cape May, New Jersey, and for any other lawful purpose.

A.Operating Results

Results of Operations

The period of January 1, 2019 to June 30, 2019

Revenue. Total revenue for the period of January 1, 2019 to June 30, 2019 was $0.00 as the company was in the startup phase.

Operating Expenses. Operating expenses for the period from January 1, 2019 to June 30, 2019 were $4,077. Operating expenses for the period were comprised of legal & professional fees of $3,995; and bank fees and postage for $82.  However, these expenses are classed as long-term assets as they are all costs that will be capitalized into the development project

Net Loss. Net loss for the six months ending June 30, 2019 was ($4,077). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

We had net cash of $0 at June 30, 2019.

During the period from January 1, 2019 to June 30, 2019, the Company received funding consisting of cash and services from HotelierCo LLC, Mark Alden Lukas, and Edward Celata, and debt from Valor Hospitality which were used to cover the operating expenses.

C. Trend Information

Because the Company is still in the startup phase and because the Company has only recently launched, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Item 2. Other Information.

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF HCO CAPE MAY LLC.
Balance Sheet as of June 30, 2019 (unaudited) 6
Income Statement for the period of January 1, 2019 through June 30, 2019 (unaudited) 7
Statement of Changes in Members’ Equity for the period of January 1, 2019 through June 30, 2019 (unaudited) 8
Statement of Cash Flows for the period of January 1, 2019 through June 30, 2019 9
Notes and Additional Disclosures to the Financial Statements as of June 30, 2019 10

HCo Cape May LLC

(a Delaware limited liability company)

Unaudited Financial Statements

For the period of January 1, 2019 through June 30, 2019

Financial Statements

HCo Cape May LLC

Table of Contents

Financial Statements and Supplementary Notes
Balance Sheet as of June 30, 2019
Income Statement for the period of January 1, 2019 through June 30, 2019
Statement of Changes in Members’ Equity for the period of January 1, 2019 through June 30, 2019
Statement of Cash Flows for the period of January 1, 2019 through June 30, 2019
Notes and Additional Disclosures to the Financial Statements as of June 30, 2019

HCO CAPE MAY LLC
BALANCE SHEET
As of June 30, 2019
See accompanying Notes to these Statements

ASSETS
Current Assets:
Cash and cash equivalents	$ 0
Total Current Assets	0

Other Assets:
The Ewing Development	$ 86,050
Albert Stevens Inn Development	$ 43,050
Wilbraham Development	$ 4,200
Buttonwood Development	$ 21,000
113 Myrtle Avenue Development	$ 20,250
Total Other Assets	174,550

Other Assets: Property, Plant and Equipment, net

TOTAL ASSETS	$ 174,550

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Current Liabilities:
Loan from Valor	88,515
Total Current Liabilities	88,515

Non-current Liabilities:
None	0

TOTAL LIABILITIES	88,515

Members’ Equity:
Membership interests	124,125
Retained earnings, net of distributions	(34,013)
Net Income	(4,077)
Total Members’ Equity	86,035

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$ 174,550

HCO CAPE MAY LLC
STATEMENT OF OPERATIONS
For the period of January 1, 2019 to June 30, 2019
See accompanying Notes to these Statements

2018
Revenues	$ 0
Cost of revenues	0
Gross Profit (Loss)	0

Operating Expenses:
Bank Charges & Fees	15
Professional Fees	3,995
General and administrative	67
Total Operating Expenses	4,077

Operating Income	(4,077)

Provision for Income Taxes	0

Net Income	(4,077)

HCO CAPE MAY LLC
STATEMENT OF CASH FLOWS
For the period of July 30, 2018 (inception) to August 31, 2018
See Notes to these Statements

Cash Flows from Operating Activities
Net Income	$ (4,077)
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
Loan from Valor	88,515
Net Cash Used in Operating Activities	84,437

Cash Flows from Investing Activities
None
The Ewing Development	(86,050)
Albert Stevens Inn Development	(43,050)
Wilbraham Development	(4,200)
Buttonwood Development	(21,000)
113 Myrtle Avenue Development	(20,250)
Net Cash Used in Investing Activities	(152,300)

Cash Flows from Financing Activities
Voting Shares HotelierCo	33,112
Voting Shares Mark Alden Lukas	17,375
Voting Shares Edward Celata	17,375
Net Cash Provided by Financing Activities	67,862

Net Change In Cash and Cash Equivalents	0

Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 0

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$ 0
Cash paid for income taxes	0

HCO CAPE MAY LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019

NOTE 1 - NATURE OF OPERATIONS

HCo Cape May LLC (which may be referred to as the “Company,” “we,” “us,” or “our”) is a real estate investment and development company.

The Company organized in 2018 in the state of Delaware.

Since Inception, the Company has relied on advances from its current members(s) to fund its operations.  As of June 30, 2019, the Company had little working capital and will likely incur losses prior to generating positive working capital.  These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 6).  During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of June 30, 2019, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of currency held in the Company’s checking account.   As of June 30, 2019, the Company had $0 in a corporate checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of June 30, 2019, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.  As of June 30, 2019, the

Company had recorded no depreciation.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of June 30, 2019, the Company had no fixed assets.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively.  As of June 30, 2019, the Company had recorded a balance of deferred offering costs of $0.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a partnership for federal and state income tax purposes.  As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of June 30, 2019, the unrecognized tax benefits accrual was $0.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after

December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees.  The standard is effective on January 1, 2018, with early adoption permitted.  The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company is a partnership for tax purposes and, thus, all items of income, expense, gain and credit passes through to the members of the Company.  As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has obtained certain working capital funding from its members and management team.  This borrowing has no stated interest rate or fixed term. There is no guarantee that these terms are arm’s length.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2018 and has limited operating history.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 7) and achieve and sustain profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Securities Offering

The Company is offering LLC interests in a securities offering planned to be exempt from SEC registration under Regulation A, tier 2.  The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

Management’s Evaluation

Management has evaluated subsequent events through June 30, 2019, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Atlanta, State of Georgia on September 29, 2019.

HCo Cape May LLC

By:  /s/ Nathan Kivi

Manager and Chief Financial Officer

This Form 1-SA has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ Nathan Kivi

Nathan Kivi

Manager and Chief Financial Officer

September 29, 2019